FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of a Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2019
Commission File Number: 001-13928
Royal Bank of Canada
(Name of registrant)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President & Corporate Secretary
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBIT HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS AN EXHIBIT TO ROYAL BANK OF CANADA’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227001) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

An exhibit is filed herewith in connection with the issuance of the following Senior Global Medium-Term Notes, Series H (the “Notes”) by Royal Bank of Canada (the “Bank”) on the date of this report on Form 6-K, pursuant to the Bank’s shelf registration statement on Form F-3 (File No. 333-227001):

•	$15,000 aggregate principal amount of Rules Based Investment Securities Linked to the RBC Emerging Market Tactical Equity Total Return Index, due September 30, 2024
•	$728,000 aggregate principal amount of Rules Based Investment Securities Linked to the RBC Large Cap US Tactical Equity Total Return Index, due September 30, 2024
•	$615,000 aggregate principal amount of Rules Based Investment Securities Linked to the RBC Global Tactical Equity Total Return Index, due September 30, 2024

EXHIBITS

Exhibit	Description of Exhibit

8.1	Opinion of Mayer Brown LLP, U.S. counsel for the Bank, as to certain matters of United States federal income taxation.

23.1	Consent of Mayer Brown LLP (included in Exhibit 8.1).

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Max Nelte

Name:	Max Nelte
Title:	Authorized Officer

Date:	September 30, 2019

ROYAL BANK OF CANADA

By:	/s/ Ryan Neske

Name:	Ryan Neske
Title:	Authorized Officer

Date:	September 30, 2019